UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

InsWeb Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45809K103

(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45809K103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hussein A. Enan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,299,848

	8.	Shared Voting Power 41,250

	9.	Sole Dispositive Power 1,299,848

	10.	Shared Dispositive Power 41,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,341,098

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Danielle S. Enan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,250

	8.	Shared Voting Power 1,299,848

	9.	Sole Dispositive Power 41,250

	10.	Shared Dispositive Power 1,299,848

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,341,098

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.8%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D amends a prior statement on Schedule 13D (the “Schedule 13D”) filed on February 26, 2003 relating to shares of common stock, par value $0.001 (“Common Stock”) of InsWeb Corporation, a Delaware corporation (“InsWeb”).  The Schedule 13D is amended only as expressly reported herein and otherwise remains unchanged.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

The purchases of the Reporting Persons were made over time for investment purposes.  The share ownership of the Reporting Persons first exceeded 20% of the outstanding shares of the Company on February 26, 2003, as a result of the Company’s purchase and retirement of 1,169,898 shares of its own Common Stock held by Intuit Insurance Services, Inc. and 1,169,898 shares of its Common Stock held by SOFTBANK America Inc.  As a result of these repurchases, and other periodic repurchases pursuant to a stock repurchase program, InsWeb had 4,662,179 shares of Common Stock outstanding as of February 1, 2004.

Except as set forth above, the filers do not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.  Each of the Reporting Persons intends to continuously review its investment in InsWeb, and may in the future determine, either alone or as part of a group, to acquire additional securities of InsWeb, through open market purchases, private agreements, the granting of stock options by InsWeb, or otherwise.  Each of the Reporting Persons may also dispose of all or a portion of the shares of Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of InsWeb.  Notwithstanding anything contained herein, each of the Reporting Persons reserves the right to change its intention with respect to any or all such matters.

Item 5.	Interest in Securities of the Issuer

Mr. Hussein Enan is the beneficial owner of 1,341,098 shares of Common Stock (representing 1,228,079 shares of Common Stock and options to purchase 113,019 shares that are exercisable or will become exercisable within 60 days of the date of this Amendment).  Such shares represent approximately 28.8% of the 4,662,179 shares of Common Stock currently outstanding.  Mr. Enan has sole voting and dispositive power over 1,299,848 shares.  During the past sixty days, Mr. Enan acquired beneficial ownership of 7,871 shares as a result of regular option vesting.  Of these shares, 5,556 may be acquired at an exercise price of $4.95 per share and 2,315 may be acquired at an exercise price of $6.12 per share.

Mrs. Danielle Enan is the beneficial owner of 1,341,098 shares of Common Stock (representing 1,228,079 shares of Common Stock and options to purchase 113,019 shares).  Such shares represent approximately 28.8% of the 4,662,179 shares of Common Stock currently outstanding.  Mrs. Enan has sole voting and dispositive power over 41,250 shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
This joint filing is made pursuant to the Joint Filing Agreement dated February 13, 2004 attached as Exhibit 1.
Item 7.	Material to Be Filed as Exhibits
	EXHIBIT NO.	DESCRIPTION

	1	Joint Filing Agreement dated February 13, 2004

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

/s/ Hussein A. Enan	/s/ Danielle S. Enan
Hussein A. Enan	Danielle S. Enan

Exhibit Index

EXHIBIT REFERENCE	DESCRIPTION

1	Agreement to Jointly File Schedule 13D